SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	CAIS Sports, Media and Entertainment Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

527 Madison Avenue, 12th Floor
New York, New York 10022

Telephone Number (including area code):

(844) 241-8667

Name and address of agent for service of process:

Michael Richman
CAIS Advisors LLC
527 Madison Avenue, 12th Floor
New York, New York 10022

With copies of Notices and Communications to:

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP 787 Seventh Avenue
New York, New York 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the State of New York on the 8th day of October, 2025.

CAIS Sports, Media and Entertainment Fund

By:	/s/ Terrence McCarthy
Terrence McCarthy
Chief Financial Officer

Attest:	/s/ Kent Barnes
Kent Barnes
Secretary